Exhibit 5

Stilwell Value Partners LP

111 Broadway, Suite 1203

New York, NY 10006

(212) 269-1551

THE DIRECTORS OF MALVERN FEDERAL BANCORP INC. ARE:

Ronald Anderson, F. Claire Hughes, Jr., Edward P. Shanaughy, II,

Kristin S. Camp, Steven Scartozzi, George E. Steinmetz, Joseph E. Palmer, Jr.,

Therese Woodman, John B. Yerkes, Jr.

June 22, 2010

Dear Fellow Malvern Shareholder,

Does the board of directors have a real strategy for dealing with our Company’s poor performance, or are they just hiding their heads in the sand?  If they’re simply waiting for the economy to improve, they’re not up to the task of directing a public company.

Earlier this spring I met with our CEO, CFO and Chief Lending Officer to discuss our Company’s predicament.  Malvern Federal isn’t going to earn money for the foreseeable future; they admitted it.  Yet in their latest letter to shareholders, management stated its mission now is to “grow a profitable community focused financial institution”.  There’s only one problem.  There’s no profit.

While Malvern isn’t earning any money in their current MHC form, they could make a good return for shareholders by doing a “second step”.  There are thousands of regular shareholder-owned community banks in America.  There are fewer than 85 of the MHCs remaining and most, if not all, advisors to these MHCs are recommending that they become fully public community banks.  What prevents the board from doing the obvious?

The board’s “commitment to increasing shareholder value” appears to be empty talk.  Philadelphia’s own Benjamin Franklin had it right when he said, “Well done is better than well said.”

Sincerely,
/s/ Joseph Stilwell
Joseph Stilwell